UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41798

SIMPPLE LTD.

(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index

Extraordinary general meeting of shareholders

In connection with the extraordinary general meeting of shareholders of SIMPPLE LTD., a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibit Index

Exhibit Number	Description

99.1	Notice of Extraordinary General Meeting of Shareholders, dated November 19, 2024
99.2	Form of Proxy of Extraordinary General Meeting of Shareholders
99.3	Form of amended and restated memorandum and articles of association, to be effective December 13, 2024 (subject to shareholders approval at the Extraordinary General Meeting).
99.4	Form of Proxy Card of Extraordinary General Meeting of Shareholders

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: November 19, 2024	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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